TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, New York 10017

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Cantor Fitzgerald & Co.

110 East 59th Street, 6th Floor

New York, NY 10022

December 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Anteris Technologies Global Corp.
Registration Statement on Form S-1, as amended
File No. 333-283414
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Anteris Technologies Global Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on December 12, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Jones Day, orally request that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

TD SECURITIES (USA) LLC

BARCLAYS CAPITAL INC.

CANTOR FITZGERALD & CO.

For themselves and on behalf of the

several Underwriters listed

in Schedule A of the Underwriting Agreement

TD SECURITIES (USA) LLC

By: /s/ Michael Campbell

Name: Michael Campbell

Title: Managing Director

BARCLAYS CAPITAL INC.

By: /s/ Dan Cocks

Name: Dan Cocks

Title: Managing Director

CANTOR FITZGERALD & CO.

By: /s/ Jason Fenton

Name: Jason Fenton

Title: Global Co-Head of ECM